

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 31, 2014

Via E-mail
Fernando Oswaldo Leonzo
Chairman and Chief Executive Officer
Hispanica International Delights of America, Inc.
1311 Jackson Avenue, Suite 5D
Long Island City, New York 11101

> **Re:** **Hispanica International Delights of America, Inc.**
> **Amendment to Registration Statement on Form S-1**
> **Filed January 16, 2014**
> **File No. 333-190788**

Dear Mr. Leonzo:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. It appears you have revised an outdated version of your registration statement on Form S-1. Please ensure that you are revising the most recent version of the registration statement, and that all the changes you have previously agreed to make are included in the latest amendment.

2. We note your response to prior comment 2 in our letter dated December 31, 2013. On page 7 you state "[w]e are an emerging growth company and are electing to extend our transition period for meeting new or revised accounting standards." On page 8 you state "[w]e have irrevocably elected not to avail ourselves to this exemption from new or revised accounting standards and, therefore, we will be subject to the same new or

revised accounting standards as other public companies that are not 'emerging growth companies.'" We also note similar disclosure on your cover page and other locations throughout the prospectus. Please reconcile or advise.

Prospectus Summary

3. Please revise to delete the reference to selling security holders.

A Cautionary Note Regarding Forward-Looking Statements, page 1

4. We note that you also have a forward-looking statements section following the risk factors section. Please revise to delete this forward-looking statements section prior to the Summary section.

Risk Factors

We are seeking additional financing to initiate distribution ..., page 8

5. Revise to reinsert your disclosure that the company is seeking an additional $125,000 in the first six months of 2014.

Changing and unpredictable market conditions ..., page 9

6. We note your statement that "there can be no guarantee that current demand for our programs will continue." We also note that the company has not conducted any business or generated any sales. Please revise the noted statement to clarify that the company currently does not have any products or programs.

Use of Proceeds, page 13

7. We note your response to comment 6 that "management of the company will loan the company sufficient funds to enable the company to continue operating." Please revise to indicate the amount of funds that management will loan the company. Also revise to clearly indicate whether the loan agreement with management is legally enforceable by the company.

8. We note your response to comment 7. As previously requested, please clarify whether any material amounts of other funds are necessary to accomplish the specified purposes noted such as administrative, inventory and capital expenditures. If so, then state the amounts and sources of such other funds needed for each such specified purpose and the sources thereof.

9. As previously noted in a prior comment, you present the Use of Proceeds on the gross proceeds to the company. Please revise your use of proceeds discussion to address the use of proceeds on a net basis after the deduction of expenses.

10. We note your statements regarding the use of proceeds in the first paragraph, regarding if $375,000 is raised, and the second paragraph, if $500,000 is raised, on page 14 do not appear to be reflected in the Use of Proceeds table immediately following those paragraphs. Please revise your Use of Proceeds table to reflect the $125,000 allocation for operating costs associated with the distributor acquisition if 75% is raised and the $125,000 allocation to working capital if 100% is raised.

11. We note you indicate that the capital expenditures included the purchasing of distribution assets along with vehicles, routes, and warehouse space/fixtures. Please note that Instruction 5 to Item 504 requires that if you are purchasing assets you need to briefly describe the assets and state the cost of the assets. Additionally, Instruction 6 to Item 504 requires that if the proceeds may, or will, be used to finance acquisitions of other businesses, the identity of such businesses, if known, or the nature of the businesses to be sought, the status of any negotiations with respect to the acquisition, and a brief description of such business shall be included. Please revise as appropriate.

Dilution, page 15

12. We are no longer able to recalculate your dilution calculation under the 75%, 50% or 25% scenarios. Please either revise or advise which assumptions to this calculation have changed since the previous amendment. Please also revise the risk factor on page 9 discussing dilution as appropriate.

Description of Securities, page 19

13. We note your response to prior comment 8. Please disclose the table from your response in the Recent Sales of Unregistered Securities section.

Description of Business, page 21

Business of Issuer, page 21

14. We note your response to prior comment 12. Please clarify your statement that the company has "commenced initial operations" pursuant to the Gran Nevada Beverage distribution agreement. Revise to disclose your response to comment 12 and provide additional disclosure to explain the statement that you have "begun to initiate warehouse and leasing locations in CA and TX for the purpose of doing DSD (Direct Store Distribution) in those regions."

15. Please revise to include a specific section of the prospectus that describes the company's distribution agreement with Gran Nevada Beverage, Inc. Please disclose the material terms of the distribution agreement with Gran Nevada Beverage, Inc. Specifically address the duration of the agreement and that the purchase price for the company will be the applicable wholesale prices charged to Gran Nevada's distributors.

16. Please revise to address the Gran Nevada products that the company plans on distributing in California and Texas.

Business Growth Objectives, page 24

17. We note your statement that "the company's success not only depends on distribution but also the product flavors, blends, tastes and the quality of ingredients, in addition to the company's ability to control input costs, manufacturing expense and deliver a consistent product." Please revise your disclosure to state whether the company will be manufacturing the Gran Nevada line of beverages in addition to distributing those beverages.

Competition, page 26

18. We note the statement that "the company expects to have a portfolio of products that will not only include beverages." Please clearly address whether the company has any products besides the Gran Nevada beverages.

Description of Property, page 26

19. Please revise to state the terms of the company's office lease including duration and any payment amount.

Management's Discussion and Analysis or Plan of Operation, page 27

Plan of Operation, page 27

20. We note your response to prior comment 15. Please disclose your cash and cash equivalents as of the most recent practicable date.

Executive Officers and Directors, page 31

21. We note your response to comment 18. Please revise your disclosure to indicate the beginning and ending dates for Mr. Leonzo's employment specifically noting the month and year for each date. Please revise to indicate Mr. Gunther's employment in more detail for the past four years. Please clarify under what business name Mr. Gunther managed his own sale business which specialized in products for apparel and

construction. Also revise to indicate the beginning and ending dates for Mr. Gunther's employment specifically noting the month and year for each date.

22. Please correct the date of HIDA's inception in Mr. Gruenbaum's employment history.

Certain Relationships and Related Transactions, page 32

23. We note your statement that the founder's shares were sold to your officers and directors in April 2013. Please revise to indicate the amount of consideration paid by the officers and directors for the founder's shares.

24. We note your response to comment 20 that the preferred shares were given to the directors as founders. We also note that the Statement of Stockholders' Equity from Inception April 15, 2013 to May 31, 2013 indicates that the Series A Preferred shares were issued for services valued at $1,000. As previously requested, please revise the disclosure to indicate what consideration was paid by the directors for their Series A Preferred shares.

25. We note your statement that "HIDA expects to sell to a different customer base than the existing GN customer base. HIDA also expects that the expansion of the distribution of GN products will come from states like Texas and California where GN has little to no real current presences." Please move this disclosure to a relevant section in your business discussion.

26. As previously requested, please revise your disclosure to provide the information required by Item 404(a) regarding the $7,500 loan payable and that the company's offices are leased from the Chairman and CEO.

27. We note your response to comment 22 and that Messrs. Leonzo, Gunther and Gruenbaum are promoters. Please revise to provide the disclosure required by Item 404(c) of Regulation S-K or advise why the Item 404(c) disclosure is not required.

Consolidated Financial Statements

General

28. Please update your financial statements as required by Rule 8-08 of Regulation S-X in the next amendment to the Form S-1 and provide an updated accountants' consent.

Audit Report, page F-1

29. The audit report again mentions your May 31, 2012 balance sheet and your statements of operations, stockholders' (deficit) and cash flows for the years ended May 31, 2013 and May 31, 2012. As we previously noted, these references may be in error as the only

audited balance sheet presented is for May 31, 2013 and the only audited statements of operations, stockholders' (deficit) and cash flows presented are for the period from inception (April 15, 2013) to May 31, 2013. Please make arrangements with your auditor to revise their audit report, as necessary, to correct these inconsistencies.

Notes to the Consolidated Financial Statements

Note 3. Stockholders' Equity, page F-8

30. Certain per share values have changed in this amendment and are no longer consistent with the values for the same transactions included in Note 3 to the interim financial statements for the period ended August 31, 2013. Please reconcile these discrepancies. Additionally, to the extent you have changes to your financial statements, please provide an updated or dual dated audit opinion or tell us why you believe this is not necessary.

31. You are again presenting the common stock share amounts on a pre-split basis (i.e. 18,400,000). Please revise to ensure all values are presented on a post-split basis.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Jamie Kessel, at (202) 551-3476, or Rufus Decker, at (202) 551-3650, if you have questions regarding comments on the financial statements and related matters. Please contact Ronald E. Alper, at (202) 551-3329, or David Link, at (202) 551-3356, with any other questions.

Sincerely,

/s/ David Link for

John Reynolds
Assistant Director

cc: Jerry Gruenbaum, Esq.